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SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2007
WASH
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOPER INVESTMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113-B MARINE BLVD. NORTH
(No. and Street)

JACKSONVILLE (City) NC (State) 28540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELEANOR C. COOPER (910) 455-3752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT, H. DONALD
(Name – *if individual, state last, first, middle name*)

P.O. Box 68 (Address) RICHLANDS (City) NC (State) 28574 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2006

Prepared by
H. Donald Scott
Certified Public Accountant
Richlands, North Carolina

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
December 31, 2006

H. Donald Scott
CERTIFIED PUBLIC ACCOUNTANT
RICHLANDS, NORTH CAROLINA 28574

MEMBER
NORTH CAROLINA ASSOCIATION OF PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Tel. 910 324-5171
910-324-4848

To Stockholders of
Cooper Investment Company, Inc.
Jacksonville, North Carolina

We have audited the accompanying balance sheet (Exhibit A) of Cooper Investment Company, Inc. (a corporation) as of December 31, 2006 and the related statements of income (Exhibit B), changes in stockholder's equity (Exhibit C), changes in liabilities subordinated to claims of general creditors (Exhibit D), and cash flows (Exhibit E) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Investment Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules 1 through 6 are not necessary for a fair presentation of the financial statements, but are presented as additional data. This information has been submitted to the tests and the other auditing procedures applied in the examination of the financial statement mentioned above and, in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.



H. DONALD SCOTT
Certified Public Accountant
February 21, 2007

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
BALANCE SHEET
December 31, 2006

EXHIBIT A

ASSETS

Current Assets		
Cash in Bank	$ 49,829.76	
Cash segregated in compliance with Federal and other regulations	1,000.00	$ 50,829.76
Securities Deposit (Note 7)		15,000.00
Investments (Note 11)		78,794.67
Prepaid Income Tax (Note 9)		3,509.00
Total Current Assets		$ 148,133.43
Fixed Assets - At Cost		
Office Equipment (Note 1)	$ 32,833.35	
Vehicle (Note 1)	62,883.88	
Leasehold Improvements (Note 1)	1,000.00	
Total	$ 96,717.23	
Less Accumulated Depreciation (Note 1)	51,278.06	45,439.17
Total Assets		$ 193,572.60

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable (Note 3)	$ 0.00
Income Tax Payable (Note 12)	0.00
Total Current Liabilities	$ 0.00
Long-Term Liabilities	$ 0.00
Total Liabilities	$ 0.00
Stockholder's Equity (Exhibit C)	
$1 par value, 100,000 share authorized, 50,000 issued and outstanding	$ 50,000.00
Retained Earnings	143,572.60
Total Stockholder's Equity	$ 193,572.60
Total Liabilities and Stockholder's Equity	$ 193,572.60

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF INCOME
For the Year Ended December 31, 2006

EXHIBIT B

Revenues:		
Commissions (Note 5)		$ 416,110.05
Total Revenues		$ 416,110.05
Operating Expenses		
* Clerical and administrative employees' expenses	$ 344,544.25	
Communications and Office	12,724.64	
Occupancy and equipment rental (Note 2)	8,802.39	
Promotional costs	7,725.80	
Regulatory fees and expenses	3,060.47	
Auto and travel expenses	9,984.49	
Depreciation expenses (Note 1)	8,192.00	
Dues and publications	1,616.75	
Legal and accounting	3,993.75	
Payroll taxes (Note 6)	20,269.43	
Seminars and educational expense	1,783.85	
Other expenses	689.02	423,386.84
Net Income (Loss) From Operations ($.1455 per share)		$ (7,276.79)
Other Income:		
Interest earned	$ 2,488.42	
Dividends earned	5,757.24	8,245.66
Net Income (Loss) Before Income Taxes ($.0194 per share)		$ 968.87
Less Income Taxes (Note 6)		202.00
Net Income (Loss) After Taxes ($.0153 per share)		$ 766.87

* Includes $43,125.00 for SEP-IRA plan contributions on behalf of employees

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

EXHIBIT C

Stockholder's *Equity*, December 31, 2005		
Retained Earnings	$ 142,805.73	
Common Stock Issued	50,000.00	$ 192,805.73
Add: Net Income (Loss) Exhibit B		766.87
Stockholder's Equity, December 31, 2006		$ 193,572.60

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2006

EXHIBIT D

Balance - Beginning of Period	$ 0.00
Balance - End of Period	$ 0.00

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

EXHIBIT E

Cash flows from operating activities:	
Net Income (Loss)	$ 766.87
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	8,192.00
Decrease in securities deposit	57.80
Increase in prepaid income tax	(9.00)
Net cash provided by operating activities	$ 9,007.67
Cash flows from investing activities:	
Investments in time deposits	$ 31,632.42
Net cash provided from investing activities	$ 31,632.42
Cash flows from financing activities:	$ 0.00
Net cash provided by financing activities	$ 0.00
Net increase in cash	$ 40,640.09
Cash at January 1, 2006	10,189.67
Cash at December 31, 2006	$ 50,829.76

Cash paid during year for:

Interest	$ 0.00
Income taxes	202.00

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

EXHIBIT F

Cooper Investment Company, Inc., a North Carolina corporation chartered December 21, 1999, is a brokerage business owned by Charles G. Cooper, 100% stockholder. It began corporate operations January 1, 1999. Its office is located in Jacksonville, North Carolina.

(1) *Accounting Policies*: This summary of significant accounting policies of Cooper Investment Company, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting principles conform to generally accepted accounting principles (except as noted in the following paragraph) and have been consistently applied in the preparation of the financial statements.

Securities transactions (and related commission revenue and expense) are recorded on a clearance data basis, the settlement date. However, generally accepted accounting principles require the use of trade data accounting. The effect of this departure is considered to be immaterial.

Property and equipment are carried at cost. Fixed assets and related accumulated depreciation were transferred in a tax-free exchange January 1, 1999, in amounts of $56,382.46 and $39,257.22, respectively. Depreciation was generally provided on a 200% declining balance method using an estimated useful life of 5 to 8 years for assets acquired before January 1, 1981. Cost of assets acquired after December 31, 1980 is recovered using applicable accelerated cost of recovery system, optional straight-line, section 179 or modified accelerated cost recovery system methods. Generally accepted accounting principles require the cost of depreciable assets to be allocated to expense over the expected useful life of the asset in a systematic and rational manner. Therefore, in our opinion, assets depreciated under Section 179, accelerated cost recovery system and modified accelerated cost recovery system are not depreciated according to generally accepted accounting principles. The effect of this departure is deemed to be immaterial. Section 179 depreciation expense of $6,458.73 was expensed in the prior years financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cooper Investment Company, Inc., uses the services of Sterne, Agee, and Leach, Inc., a brokerage firm, to act as the Company's clearing house. As a result, the Company does not maintain customer accounts and does not handle securities.

(2) *OFFICE LEASE AND SUBLEASE AGREEMENTS*: The Company rents its office space on a month-to-month basis. The monthly rental approximates $600.00

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2006

YEAR ENDING	AMOUNT
2007	7,200.00
2008	7,200.00
2009	7,200.00
2010	7,200.00
2011	7,200.00

(3) *RETIREMENT PLAN*: At January 1, 1999, the Company converted its retirement plans as a sole proprietor, to corporate plans. The Company has a SEP-IRA. The Company contributes 100% of the cost of benefits for covered employees at the contribution rate of 25% or less of total calendar year compensation for all covered employees with the statutory limit of $42,000.00 to the SEP-IRA plan. The contribution rate for 2006 was 15%. All current year contributions were paid at December 31, 2006.

(4) *CAPITAL REQUIREMENTS*: The Company is subject to the net capital rules of the Securities and Exchange Commission. The rule prohibits a brokerage dealer from permitting his "aggregate indebtedness" from exceeding fifteen times his "net capital" as these terms are defined and require the "net capital" be at least $50,000.00. At December 31, 2006, Cooper Investment Company's aggregate indebtedness and net capital was $0.00 and $143,048.54 respectively, a ratio of .00 to 1.00 and $93,048.54 in excess of required net capital.

(5) *RELATED PARTY TRANSACTIONS*: The Company buys and sells securities for Charles G. Cooper and his son on which no commissions are charged.

Salaries were paid as follows to related parties:

Charles G. Cooper, 100% stockholder	$ 72,500.00
Eleanor L. Cooper	35,000.00
Thomas G. Cooper	135,000.00
Total	$242,500.00

(6) *CONTINGENT LIABILITIES*: Payroll and corporate income tax returns are subject to audit by the revenue service for years not otherwise closed by the statute of limitations.

(7) *SECURITIES DEPOSIT*: This is an account required to be maintained by Sterne, Agee, and Leach, Inc. It is composed of a money market account in the amount of $15,000.00 at December 31, 2006, at Sterne, Agee, and Leach, Inc.. Cooper Investment Company, Inc., uses the services of the brokerage firm to act as the Company's clearing house.

(8) Cooper Investment Company, Inc., maintains a separate bank account exclusively for customers' moneys as required by the Securities Exchange Commission. The Company funds the account with a minimal balance to preclude paying service charges.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

(9) *PREPAID INCOME TAXES*: This item consists of prepaid income taxes to the Internal Revenue Service and the North Carolina Department of Revenue in the amount of $3,509.00.

(10) *MEDICAL REIMBURSEMENT PLANS*: The Company has a medical reimbursement plan in which it reimburses its full time employees' deductible medical expenses, as regulated by the Internal Revenue Service.

(11) The Company has an account with The American Funds Group. At December 31, 2006, the account consisted of 78,794.67 shares of the Cash Management Trust of America Class A with a market value of $78,794.67.

(12) *INCOME TAX PAYABLE*: The Company's income tax liability for the year ended December 31, 2006 consisted of $135.00 due the Internal Revenue Service and $67.00 due the North Carolina Department of Revenue and were charged against prepaid tax at December 31, 2006.

H. Donald Scott
CERTIFIED PUBLIC ACCOUNTANT
RICHLANDS, NORTH CAROLINA 28574

MEMBER
NORTH CAROLINA ASSOCIATION OF PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Tel. 910 324-5171
910-324-4848

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cooper Investment Company, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements of Cooper Investment Company, Inc., for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital UNDER RULE 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-s. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (Continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



H. DONALD SCOTT
Certified Public Accountant
February 21, 2007

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

SCHEDULE 1

Total stockholder's equity qualified for net capital		$ 193,572.60
Add:	Liabilities subordinated to claims of general creditors	0.00
Total capital and allowable subordinated liabilities		$ 193,572.60
Less:	Total non-allowable assets from Schedule 2	50,524.06
Net Capital		$ 143,048.54
Net Capital Requirement		$ 50,000.00

SCHEDULE OF NON-ALLOWABLE ASSETS
IN COMPUTATION OF NET CAPITAL UNDER RULE 15c-1

SCHEDULE 2

Prepaid income tax and accrued income tax payable (net)	$ 3,509.00
Fixed Assets - (net)	45,439.17
Trading and investment securities - other - money market	1,575.89
Total	$ 50,524.06

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2006

SCHEDULE 3

Cooper Investment Company, Inc. was exempt from reserve requirements under paragraph K(2) (i) of Rule 15c3-3.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
INFORMATION RELATED TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

SCHEDULE 4

Cooper Investment Company, Inc. was exempt from possession and control requirements under paragraph K(2) (i) of Rule 15c3-3.

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2006

SCHEDULE 5

Reconciliation of net capital per Form X-17-A-5, Part II of the FOCUS Report as filed as of December 31, 2006 and the net capital in this report per Schedule 1 as follows:

Net Capital as filed on FOCUS report at December 31, 2006	$ 143,048.54
Net Change	0.00
Net Capital (Schedule 1)	$ 143,048.54

SUPPLEMENTAL PROCEDURES

SCHEDULE 6

We have reviewed the procedures for safeguarding securities as required by paragraph (1) (2) of Rule 17a-5. We determined from our audit that procedures being followed appear to be satisfactory.

As required by paragraph (j) of Rule 17a-5, we have found the existence of no material inadequacies currently, nor were any found to have existed since the date of the previous audit.

OATH OR AFFIRMATION

I, THOMAS G. COOPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOPER INVESTMENT COMPANY, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END